==============================================================================
		     SECURITIES AND EXCHANGE COMMISSION
			   Washington, D.C.  20549

			   -----------------------

				  FORM 11-K


		/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d)
		   OF THE SECURITIES EXCHANGE ACT OF 1934

		For the fiscal year ended December 31, 2002

				     OR

      / / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
			     EXCHANGE ACT OF 1934

	      For the transition period from        to
					     ------    ------

			   Commission File No. 0-5544

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

	    THE OHIO CASUALTY INSURANCE COMPANY EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

			   Ohio Casualty Corporation
				9450 Seward Road
			      Fairfield, OH  45014



				  Page 1 of 14
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

			      REQUIRED INFORMATION


The Ohio Casualty Insurance Company Employee Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of net assets available for the benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

The following exhibits are being filed herewith:

Exhibit No.        Description
----------         -----------

    23             Independent Accountant's Consent

    99.1 Certification of Chief Executive Officer of Ohio Casualty Corporation in accordance with Section 906 of the Sarbanes-Oxley Act of 2002

    99.2 Certification of Chief Financial Officer of Ohio Casualty Corporation in accordance with Section 906 of the Sarbanes-Oxley Act of 2002

				 SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


THE OHIO CASUALTY INSURANCE COMPANY
EMPLOYEE SAVINGS PLAN


By:  The Ohio Casualty Insurance Company Employee Savings Plan Retirement
Committee




June 26, 2003                             /s/ Howard L. Sloneker III
					  ------------------------------
					  Howard L. Sloneker III
					  Senior Vice President

				  APPENDIX 1


THE OHIO CASUALTY EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS OF NET ASSETS AVAILABLE FOR THE BENEFITS OF THE PLAN AS OF DECEMBER 31, 2002 AND 2001, AND THE CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2002, SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2002, AND INDEPENDENT ACCOUNTANT'S REPORT.

		    THE OHIO CASUALTY EMPLOYEE SAVINGS PLAN

				TABLE OF CONTENTS



------------------------------------------------------------------------------
									Pages
									-----

Report of Independent Auditors.........................................    6

Financial Statements:

      Statements of Net Assets Available for Benefits
	 as of December 31, 2002 and 2001...............................   7

      Statement of Changes in Net Assets Available for
	 Benefits for the year ended December 31, 2002.................    8

Notes to the Financial Statements...................................... 9-13

Supplement Schedule:

      Schedule H, Line 4i - Schedule of Assets (Held At End of Year)...   14

			  Report of Independent Auditors


We have audited the accompanying statements of net assets available for benefits of The Ohio Casualty Insurance Company Employee Savings Plan ("the Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.




/s/Ernst & Yount LLP

Ernst & Young LLP
Cincinnati, Ohio
June 13, 2003

	  The Ohio Casualty Insurance Company Employee Savings Plan
	       Statements of Net Assets Available For Benefits


						     December 31,
					     2002                   2001
					--------------         --------------
Assets

Cash                                     $  1,460,516           $  1,930,469

Investments, at fair value                106,359,413            128,352,033

Accrued interest                                1,681                  3,408

Contribution receivables:
     Employer                                  96,303                      -
     Participants                             256,666                      -
					--------------         --------------
Total receivables                             352,969

                                        -------------          --------------
Net assets available for benefits        $108,174,579           $130,285,910
					=============          ==============







			    See accompanying notes
				      7

	  The Ohio Casualty Insurance Company Employee Savings Plan Statement of Changes in Net Assets Available for Benefits
			Year Ended December 31, 2002


Additions
Investment income:
  Net depreciation in fair value of investment        $  (16,111,986)
  Interest and dividends                                   2,062,919
						      ---------------
							 (14,049,067)

Contributions:
  Participants                                             9,075,438
  Employer                                                 2,965,134
						      ---------------
							  12,040,572

						      ---------------
Total additions                                           (2,008,495)


Deductions

Benefits paid directly to participants                    20,085,866
Administrative expenses                                       16,970
						      ---------------
							  20,102,836

						      ---------------
Net decrease                                             (22,111,331)


Net assets available for benefits:
  Beginning of year                                      130,285,910

                                                      --------------
   End of year                                        $  108,174,579
						      ===============




				   See accompanying notes
					     8

	    The Ohio Casualty Insurance Company Employee Savings Plan
			  Notes To Financial Statements
				December 31, 2002

1.  Accounting Policies:
    -------------------

    The accompanying financial statements have been prepared on the accrual basis of accounting.

    A. Investment securities are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Ohio Casualty Insurance Company Employee Savings Plan (the Plan) at year-end.

	Securities traded on a national securities exchange, including Ohio Casualty Corporation common stock, are valued at the last recorded sales price of the last business day of the plan year.

	The fair value of the participation units owned by the Plan in common trust funds, are valued by the Trustees best efforts to maintain a stable net asset value of $1.00. Investments in the Managed Income Portfolio II Fund are valued at their estimated fair values, as determined in good faith by the Trustee.

    B. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date.

    C.  Purchases and sales of securities are recorded on a trade-date basis.

    D. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

    E. Contributions from participants and the Company are recorded in the month the Company makes payroll deductions from Plan participants. Participant contributions are accrued, if applicable, for the last pay period of the Plan year.

    F.  Benefits are recorded by the Trustee when paid.

    G. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make significant estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	     The Ohio Casualty Insurance Company Employee Savings Plan
		      Notes To Financial Statements, Continued
				 December 31, 2002
2.  Description of Plan:
    -------------------

    The following brief description of the Plan is provided for general information purposes only. Reference should be made to the Plan Document and The Ohio Casualty Insurance Company Benefits Manual for a complete description of the Plan.

    A.  General:
	The Plan, which is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA), is a defined contribution plan covering all employees of the Company who have elected to participate.

    B. Participants of the Plan must be at least 18 years of age and be a full-time or part-time employee working 20 hours or more per week to be eligible.

    C. Participants direct the investment of their contributions into the fund options available. Participants may contribute between 1-32% of eligible compensation to the Plan on a before and/or after-tax basis. From January 1 through June 30, 2002, the Company matched 50% of the first 6% of eligible compensation contributed to the Plan and all of the employer contributions were directed to the Ohio Casualty Stock Fund. Effective July 1, 2002, employer contributions are invested according to the participant's investment direction. The Ohio Casualty Stock Fund is an Employee Stock Ownership Plan (ESOP). Eligible Plan participants can diversify a portion of these contributions after meeting the Plan's eligibility requirements (age 55 and 10 years of Plan participation). Effective July 1, 2002, participants can diversify up to 25% of the employer contributions and investment earnings in the Ohio Casualty Stock Fund once per calendar quarter. In addition, participants are 100% vested in the value of their contributions and their investment earnings, as well as 100% vested in the value of the Company contributions and their investment earnings.

    D. Each participant's account is credited with his/her contributions, his/her share of the Company's contributions and an allocation of fund earnings. Allocations of fund earnings are based on participant's account balances, as defined by the Plan. The participant is entitled to his/her fully vested account balance.

    E. Certain costs of administering the Plan are paid by the Company. These costs totaled $74,158 and $70,464 for the years ended December 31, 2002 and 2001.

    F. Benefits are payable to participants upon termination of employment, retirement, disability retirement, and/or death. In-service withdrawals, including withdrawals due to financial hardship as defined by the Internal Revenue Service, are also available.

    G. Effective January 1, 2001, Fidelity Investments became the recordkeeper and trustee for the Employee Savings Plan. All of the investment options, with the exception of the Interest Income Fund and the Ohio Casualty Stock Fund, were sold and reinvested on January 2, 2001 in comparable funds offered by Fidelity Investments. The T. Rowe Price Small Cap Core Equity Fund Plan assets were transferred to the T. Rowe Price Small Cap Value Fund; the Vanguard Institutional Index Fund Plan assets were transferred to the Fidelity US Equity Index Pool Fund; ICAP FDS Equity Fund Plan assets were transferred to the Fidelity Equity Income Fund;

	     The Ohio Casualty Insurance Company Employee Savings Plan
		      Notes To Financial Statements, Continued
			       December 31, 2002

2.  Description of Plan, Continued:
    ------------------------------

    Vanguard Balanced Index Fund Plan assets were transferred to the Fidelity Balanced Fund; and CT&T FDS Montag & Caldwell Growth Fund Plan assets were transferred to the Fidelity Blue Chip Fund.

3.  Plan Termination:
    ----------------

    Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

    In the event of Plan termination, the Plan's assets will be used to provide benefits for participants and beneficiaries in accordance with federal law.

4.  Tax Status:
    ----------

    The Plan has received a determination letter from the Internal Revenue Service dated February 4, 2003, stating that the Plan is qualified under
    Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. However, subsequent to the issuance of the favorable determination letter, the Plan was amended. Once qualified, the Plan, as amended, is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.  Investments:
    -----------

    The following investments represent 5% or more of the Plan's net assets:

							Fair Value
					  ------------------------------------
					    December 31,         December 31,
						2002                 2001
Common Stock
------------
    Ohio Casualty Corporation               $27,627,296          $37,897,171

Mutual Funds
------------
    T. Rowe Price Small Cap Fund              9,764,533            9,759,084

    Fidelity Equity Income Fund               6,624,351            8,520,459

    Fidelity Balance Fund                     9,628,372           11,920,290

    Fidelity Blue Chip Fund                   7,237,880            9,630,688

    Fidelity Managed Income Portfolio II     25,001,390           26,191,621

    Fidelity US Equity Index Pool            13,484,646           18,461,647


	   The Ohio Casualty Insurance Company Employee Savings Plan
		    Notes To Financial Statements, Continued
			       December 31, 2002

6. Nonparticipant-Directed Investments:
   -----------------------------------

   Information about the net assets and the significant components of changes in net assets related to nonparticipant-directed investments is as follows:

						   December 31,
					     2002                2001
					     ----                ----
      Investments, at fair value:
	 Ohio Casualty Stock Fund        $27,531,834         $36,967,782
					 ===========         ===========


							        Year ended
  							    December 31, 2002
							    -----------------
      Change in nonparticipant-directed net assets:
	 Contributions                                        $  2,868,831
	 Interest and dividends                                     11,049
	 Net depreciation in fair value of investments          (5,384,775)
	 Interfund transfers under ESOP plan                      (803,693)
	 Benefits paid directly to participants                 (6,127,360)
							      -------------
      Net decrease in nonparticipant-directed investments     $ (9,435,948)
							      =============

7.  Loans Receivable - Participants:
    -------------------------------

    Participants are permitted to borrow from the trust using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 reduced by the participant's highest outstanding aggregate balance of loans from the Plan during the previous twelve (12) months, the total value of the participant's before-tax, after-tax, and rollover accounts, or 50% of the vested value of the participant's accounts. Interest is charged at Chase Manhattan Bank's prime commercial rate plus 1%. Repayment of loans are arranged through payroll deductions which range from five years to fifteen years for a home loan. At December 31, 2002 there were 611 individual loans outstanding, maturing between January 2003 through September 2017, with interest rates ranging from 5.25% to 10.0%. The outstanding participant loan balance was $3,023,768 and $2,829,072 for December 31, 2002 and 2001, respectively.

8.  Reconciliation of Financial Statements to Form 5500:
    ---------------------------------------------------

    The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

						    December 31, 2002
						    -----------------
       Net assets available for benefits per
       the financial statements                        $108,174,579
       Less: Contributions receivable by the Plan           352,969
						       ------------
       Net assets available for benefits per the
       Form 5500                                       $107,821,610
						       ============

	  The Ohio Casualty Insurance Company Employee Savings Plan
		   Notes To Financial Statements, Continued
			     December 31, 2002


8.  Reconciliation of Financial Statements to Form 5500, Continued:
    --------------------------------------------------------------

    The following is a reconciliation of contributions received by the Participant and Employee per the financial statements to the Form 5500:

							  Year Ended
						       December 31, 2002
						       -----------------
       Contributions received from participants and
       employer per the financial statements               $12,040,572
       Less:  Contributions currently incurred but
       not yet received by the Plan                            352,969
							   -----------
       Contributions received from participants
       and employer per the Form 5500                      $11,687,603
							   ===========

9.  Plan Amendments:
    ---------------

    The following significant amendments were adopted, approved or became effective during the 2002 Plan year:
    - Participant's on a leave of absence, whether military or non-military, may request to suspend loan payments, for a period not to exceed twelve months (non-military) or the period of military leave.
    - Effective July 1, 2002, Company contributions are invested according to the Participant's investment election.
    - Effective July 1, 2002, participants may diversify up to 25% of the balance of the Company contributions and investment earnings invested in the Ohio Casualty Stock Fund once per calendar quarter.
    - The definition of "Employee" and "Compensation" was amended.
    - Maximum participant contribution percentage increased to 32% from 22%.
    - Termination of employment due to any reason other than death shall not cause the term of any outstanding loan to be accelerated and the participant shall be permitted to continue repayment according to the repayment schedule for the remaining term of the loan.

The Ohio Casualty Insurance Company Employee Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)


	  INVESTMENTS                      UNITS/SHARE          COST          FAIR VALUE
------------------------------------       -----------     ------------     -------------
Cash and Cash Equivalents:
  Interest-bearing cash                         20,653     $  1,460,516      $  1,460,516
Common Stock:
  Ohio Casualty Corporation                    390,670       27,479,580        27,627,296
Mutual Funds:
  Franklin Small Cap Growth                     42,137        1,206,531           924,900
  T. Rowe Price Small Cap                      445,056        8,947,268         9,764,533
  Fidelity Equity Income                       166,986        8,476,952         6,624,351
  Fidelity Balanced                            724,482       10,754,531         9,628,372
  Fidelity Blue Chip                           226,609       10,762,521         7,237,880
  Fidelity Diversified Intl                     30,253          583,691           519,139
  Fidelity Freedom Income                       27,266          292,358           289,020
  Fidelity Freedom 2000                          7,324           82,547            80,640
  Fidelity Freedom 2010                         58,998          732,322           674,935
  Fidelity Freedom 2020                         80,071          984,663           851,953
  Fidelity Freedom 2030                         46,360          566,183           474,723
  Fidelity Freedom 2040                         25,916          171,548           151,867
Common/Collective Trusts:
  Fidelity Managed Income Portfolio II      25,001,390       25,001,390        25,001,390
  Fidelity US Equity Index Pool                513,310       18,376,940        13,484,646
Loans:
  Participant Loans *                                                           3,023,768
							   ------------------------------
TOTAL INVESTMENTS                                          $115,879,541      $107,819,929
							   ==============================

* The interest rates on these loans range from 5.25% to 10.0% with maturity dates of 2003 through 2017.